September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (704) 715-4494

G. Kennedy Thompson
Chief Executive Officer
Wachovia Corporation
301 South College Street
Charlotte, NC 28288

> **Re: Wachovia Corporation**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 01-10000**

Dear Mr. Thompson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 18

1. Disclose all assumptions made in the valuation of awards in the option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Nonqualified Deferred Compensation, page 38

3. Please clarify how earnings on the plans available to the named executive officers are calculated. Please refer to Item 402(i)(3)(ii) of Regulation S-K.

Compensation Discussion and Analysis, page 55

4. As discussed in the first paragraph of Section II(B)(1) of Release 33-8732; the compensation discussion and analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your compensation discussion and analysis to the beginning of your compensation section.

5. In your discussion of the composition of and changes to Mr. Thompson's compensation over the last three years, you indicate that one factor considered by the Committee in making both short-term and longer term compensation was the performance of Wachovia's shares compared to the performance of the shares of your peer group companies. Also, in you disclose, in your discussion of short term and longer term incentive compensation, that one factor considered by the Committee was a more generalized comparison of Wachovia's performance compared with those of its peers. If the Committee has specific targets for the performance of Wachovia's common stock compared with the performance of the peer group, please discuss this measure of performance target. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v) and (vi) of Regulation S-K.

6. It appears that the Committee used its discretion in adjusting performance results, adjusting the results both upward and downwards. Please discuss and explain the various adjustments made by the Committee in exercising its discretion so that the reader is better able to understand the impact of each exercise of discretion. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

7. You consistently refer to the Amended and Restated 2003 Stock Incentive Program, the policy which dictates most of your incentive payments made to the named executives, as SIP. However, you only define the SIP in a footnote to the Summary Compensation Table. Please provide a definition of the SIP as part of your Compensation Discussion and Analysis, so that readers are better able to understand your disclosure.

8. In your Grants of Plan Based Awards table, it appears that non-equity compensation can significantly exceed the amounts payable based upon the targeted performance level. Please discuss the standard for paying executives compensation in the event that the "superior (performance target) level" is reached. Please refer to Item 402(b)(1)(v) of Regulation S-K.

9. In your discussion of the structure of your equity compensation for your Chief Executive Officer, beginning on page 66, you indicate that in 2006, the Committee chose to pay Mr. Thompson's equity compensation in the form of 80% restricted stock and 20% stock options. Please discuss why the Committee chose to pay equity compensation in the form of restricted stock or stock options. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) and (iii) of Regulation S-K. Also, discuss any additional factors that the Committee considered in setting the compensation amounts of the other named executive officers.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding

G. Kennedy Thompson, CEO
Wachovia Corporation
September 26, 2007
Page 4

        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to comments.

        Please contact me at (202) 551-3419 with any questions.

        Sincerely,

        Christian N. Windsor
        Special Counsel

CC: Ross Jeffreys